                                    EXHIBIT A
                                    ---------

         The Registrant's Offering Memorandum and Letter of Transmittal each dated November 25, 2002, relating to the Offer to Exchange (the "Offer") Step-Up Notes due December 15, 2009, Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 and/or Cash for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003, is incorporated herein by reference to Exhibit T3D to the Registrant's Form T-3 filed with the with the Securities and Exchange Commission on December 11, 2002. A Spanish language offering memorandum relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on November 25, 2002 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Reference to such offering memorandum and the Non-U.S. Concurrent Offer is being made solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.